# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RB Global, Inc., CIK 0001046102
CUSIP: 74935Q107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2 Westbrook Corporate Center, Suite 500, Westchester, Illinois (IL), 60154
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001481669

## Reporting persons
- EdgePoint Investment Group Inc.: type of reporting person: investment adviser (IA), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 7,004,849; shared voting power 2,557,797; sole dispositive power 7,004,849; shared dispositive power 2,557,797; aggregate amount beneficially owned 9,562,646 (5.13% of the class)

## Item 1. Issuer
Name of issuer: RB Global, Inc.
Address of issuer's principal executive offices: 2 Westbrook Corporate Center Suite 500, Westchester, Illinois, USA 60154

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. ("EdgePoint") with respect to Common Shares ("Common Share"), of RB Global, Inc. (the "Issuer").
EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Share directly owned by, a number of private investment funds and mutual fund trusts.
Address of principal business office or, if none, residence: 150 Bloor Street West, Suite 700, Toronto, Ontario M5S 2X9, Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: NA

## Item 4. Ownership
Amount beneficially owned: 9,562,646
Percent of class: 5.13%
Sole power to vote or to direct the vote: 7,004,849
Shared power to vote or to direct the vote: 2,557,797
Sole power to dispose or to direct the disposition: 7,004,849
Shared power to dispose or to direct the disposition: 2,557,797

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- EdgePoint Investment Group Inc.: Sayuri Childs, Sayuri Childs / Chief Compliance Officer (08/14/2026)